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Quick Law Group
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

December 5, 2006

Messeret Nega, Esq.
Rolaine Bancroft, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20548

Re:
Crystal International Travel Group, Inc.
Amendment no. 4 to Registration Statement on Form SB-2
Filed December 1, 2006
File No. 333-136143

Dear Ms. Nega and Bancroft,

Thank you for your comment letter dated October 23, 2006 regarding Amendment no. 3 to the registration statement on Form SB-2 for Crystal International Travel Group, Inc. (the "Company").

The following responses reference page numbers of marked versions of Amendment no. 4.

  Registration Statement
  Cover Page

  1.
  In footnote (2) to the fee table, the Company has revised the number to reflect the accurate principal amount of $3,355,711 for its 6% Callable Convertible Secured Promissory Notes.

  2.
  In response to the Commission's continuing concern that the size of the transaction results in it being a primary offering, the Company has dramatically reduced the number of shares it is attempting to register from 71,596,431 to 8,741,053.

    Pursuant to Rule 415 Telephone Interpretation 29, a purported secondary offering may be deemed a primary offering if, based on all the circumstances, the selling shareholders are actually underwriters selling on behalf of the issuer.

    The factors to be considered are as follows:

    (i)
    Who received the proceeds?

      In this case, the Company will not receive any proceeds from the sale of the Common Stock by the selling shareholders.

    (ii)
    How long have the selling shareholders held the shares?

      In this case, the answer varies greatly. Over the past three years, the Company completed three PIPE transactions, all of which are being registered under this registration statement. Some of the selling shareholders have held their interest in the convertible debentures since March of 2004, some since March of 2005 and some July 2006 (though all of the investors in the 2004 and 2005 debentures rolled their investments into the July 2006 financing).

    (iii)
    What are the circumstances under which the selling shareholder acquired the shares?

      As mentioned above, the shares being registered by the Company under this registration statement were acquired in three PIPE transactions each with distinct terms and investors.

    (iv)
    What is the relationship of the issuer to the selling shareholders?

      Except for the agreements filed as exhibits to our Current Report on Form 8-K that was filed on July 7, 2006 or as otherwise described in the footnotes to the selling shareholder table, there are no verbal or written agreements between any of the selling shareholders and the Company.

      None of the selling shareholders is affiliated with the Company.

    (v)
    What is the amount of shares involved?

      The Company is attempting to register 8,741,053 shares, approximately 71% of its currently outstanding number of shares.

    (vi)
    Are the selling shareholders in the business of underwriting securities?

      None of our selling shareholders is in the business of underwriting securities, though as indicated in the footnotes to the selling shareholders table, two selling shareholders are broker-dealers.

      Each of the selling shareholders has indicated that they purchased the shares for investment and not with a view to or for resale or distribution.

    (vii)
    Under all the circumstances, does it appear that the seller is acting as a conduit for the issuer?

      Given the number of the selling shareholders, none of which is in the business of underwriting and none of which is affiliated with the Company and the fact the underlying shares are being registered as part of three distinct investments which occurred over a three year period and that the Company will receive no proceeds from the sale of the shares, the Company believes this offering should be treated as a secondary offering.

  Prospectus Summary

  3.
  On page 1, the Company has revised its disclosure to indicate the current amount of revenue derived from the SunTrips brand name.

  Exhibit 5.1

  4.
  As requested, a new opinion has been filed and an original, signed opinion has been submitted. A new opinion will be filed on the requested effective date.

Please do not hesitate to contact me at (720) 259-3393 or (303) 641-3735 with any questions or concerns. The Company's Chief Executive Officer can be reached at (973) 644-0900 or (908) 938-1172.

We both look forward to working with you to finalize this process.

Best regards,
/s/ JEFFREY M. QUICK
Jeffrey M. Quick
cc:
Mr. Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.

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